
Superior Plus

Theresia R. Reisch
Director, Investor Relations & Corporate Secretary
Direct Telephone: (403) 218-2953
(403) 218-2973
superiorplus.com


05007554

April 18, 2005


SEC MAIL PROCESSING
RECEIVED
APR 26 2005
WASH. DC SECTION
152

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's News Release dated April 18, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Theresia R. Reisch
Superior Plus Inc.
Director, Investor Relations
and Corporate Secretary

PROCESSED
MAY 04 2005
THOMSON
FINANCIAL

/encl.

h:\spif\SEC-ltr.doc



Theresia R. Reisch
Director, Investor Relations & Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

April 18, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's News Release dated April 18, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

COPY

Theresia R. Reisch
Superior Plus Inc.
Director, Investor Relations
and Corporate Secretary

Received: ______________________

Date: ______________________

/encl.

h:\spif\SEC-ltr.doc


Superior Plus

NEWS

TSX: SPF.UN *For Immediate Release*

Notification of AGM, Q1 Results and Conference Call

Calgary, April 18, 2005... Superior Plus Income Fund (the "Fund") announces the following upcoming events:

Annual General Meeting ("AGM") – Wednesday, May 11, 2005

The Fund's AGM will be held in the Main Dining Room of The National Club, located at 303 Bay Street, Toronto, Ontario at 3:30 p.m. (EST) on Wednesday, May 11, 2005.

First Quarter Results and Conference Call

The Fund expects to release its 2005 first quarter results in the late morning on Wednesday, May 11, 2005, and will present the results at the AGM. In addition, a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2005 first quarter results is scheduled for 9:00 a.m. EST (7:00 a.m. MST) on Thursday, May 12, 2005. Callers may participate by dialing: 1-800-814-4853. A recording of the call will be available for replay until midnight, May 19, 2005 by dialing: 877-289-8525 and entering pass code 21121449 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website: www.superiorplus.com under the "Events and Presentations" section.

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 76.9 million trust units outstanding. The Fund has $11.4 million principal amount of Series 1, and $86.8 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch
Director, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587) / E-mail: treisch@superiorplus.com